SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 11, 2016

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated August 4, 2016 entitled “Syneron Medical Reports Second Quarter 2016 Revenue of $75.0 Million and Non-GAAP EPS of $0.09.”

The GAAP financial statement tables included in the press release (pages 6-8 of the press release) are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351), and on December 9, 2013 (Registration No. 333-192729).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Hugo Goldman
Name: Hugo Goldman
Title: Chief Financial Officer

Date: August 11, 2016

Syneron Medical Reports Second Quarter 2016 Revenue of $75.0 Million and
Non-GAAP EPS of $0.09

Emerging Products1 Total Revenue Increased 46% Year-Over-Year; Grew to 30% of Total
Revenue from 21% in 2Q15

Body Shaping Revenue of $17.3 Million, Including Significant Milestone of UltraShape Revenue
of More Than $10 Million

Irvine, CA, August 4, 2016 – Syneron Medical Ltd. (NASDAQ:ELOS), a leading global aesthetic device company, today announced financial results for the three month period ended June 30, 2016.

Second Quarter 2016 Non-GAAP2 Financial Highlights:
•	Revenue of $75.0 million, up 2.0% year-over-year, with 11.5% international growth and a 14% decline in North America
•	Emerging products revenue, which represent the Company’s strategic growth drivers, grew 46% year-over-year, primarily driven by the Body Shaping portfolio
•	Total Body Shaping revenue of $17.3 million grew 66% year-over-year
•	Non-GAAP net income of $3.2 million, or $0.09 per share, compared to $2.5 million and $0.07 per share in Q2 2015
•	Cash position as of June 30, 2016 of $76.7 million with no debt; generated $5.6 million in cash flow from operations

Amit Meridor, Chief Executive Officer of Syneron Medical, said “We had a challenging quarter in North America, results were lower than anticipated, and we took immediate action to improve performance in this region. We eliminated the North America CEO position to simplify the management structure and ensure efficient support of the sales team. I have taken leadership in North America, with the Aesthetic and Body Shaping divisions reporting directly to me. Additional steps we took in North America include streamlining of the aesthetic and body sales forces and better support of the sales force across all functions.”

Amit Meridor continued, “On the positive side we delivered on several key initiatives in the second quarter, headlined by our Emerging Products growing 46% year-over-year and expanding to 30% of total revenue, increasing our installed base of systems driving high margin recurring revenue. This was primarily driven by record results from our Body Shaping products and specifically the ongoing international launch of UltraShape and the recent launch of UltraShape Power in select international markets. This contributed to overall international growth of 11.5%, which represents 68% of our total revenue. We maintained prudent expense management and delivered improved operating margin in the second quarter, demonstrating our commitment to this key element of our strategy. We are also focused on important initiatives such as the U.S. launches of UltraShape Power and the new 785nm wavelength for PicoWay, providing positive growth catalysts in the second half of the year. We are particularly excited to introduce UltraShape Power to customers in the U.S. and build on the record UltraShape worldwide results delivered in the second quarter.”

1 Emerging Products, which represent the Company’s strategic growth drivers, include product and consumable revenue from UltraShape, VelaShape, PicoWay, Profound and CO2RE Intima.
2 The second quarter 2016 year-over-year comparisons are on a non-GAAP basis, excluding items set forth in the section titled “Non-GAAP Financial Highlights for the Second Quarter Ended June 30, 2016.”

Revenue Highlights for the Second Quarter Ended June 30, 2016:

Second quarter 2016 revenue was driven by 46% growth from the Company’s Emerging Products, which represent the Company’s strategic growth drivers including UltraShape, VelaShape, PicoWay, Profound and CO2RE Intima. Second quarter Emerging Products growth was primarily driven by the Body Shaping portfolio, which delivered revenue of $17.3 million, up 66% year-over-year. This included the significant milestone of more than $10 million of UltraShape revenue, driven by the ongoing international launch of UltraShape and the launch of UltraShape Power in select international markets. The Company is launching UltraShape Power in the United States in the third quarter 2016.

In May, the Company sold its Dental laser subsidiary. The divestiture of this non-core asset is aligned with the Company’s strategy to focus on driving growth and improving profitability with its Emerging Products. Second quarter 2016 revenue included only $0.2 million in sales from the Dental laser subsidiary, reflecting only the sale at the end of May. This compares to $0.7 million in sales for the Dental laser subsidiary in the second quarter 2015.

Non-GAAP Financial Highlights for the Second Quarter Ended June 30, 2016:

Gross Margin for the second quarter 2016 was 52.8%, compared to 53.9% in the second quarter 2015. This decrease reflects an increased mix of international distributor revenue, partially offset by sales of the Company’s higher margin Emerging Products.

Operating Income for the second quarter 2016 was $4.4 million, compared to $2.9 million in the second quarter 2015. Operating margin for the second quarter 2016 was 5.8%, compared to 4.0% in the second quarter 2015. This increase reflects growth from the Company’s higher margin Emerging Products, cost efficiency initiatives and lower spending, and expansion in international markets starting to leverage the Company’s existing infrastructure.

Net Income and Earnings per Share in the second quarter 2016 was $3.2 million, or $0.09 per share, compared to net income of $2.5 million, or $0.07 per share, in the second quarter 2015. The Company had an average of 35.3 million shares outstanding in the second quarter 2016, compared to an average of 36.5 million shares outstanding in the second quarter 2015.

The non-GAAP financial information for the second quarter 2016 is adjusted to exclude the following items, which are detailed in the Company's financial tables presented at the end of this press release:

-	Stock-based compensation expense of $0.8 million, compared to $0.9 million in the second quarter 2015.
-	Amortization of acquired intangible assets of $1.2 million, compared to $1.5 million in the second quarter 2015.

-	Fair Value adjustment to investment in Illuminage Beauty JV of $2.0 million, compared to $(0.6) million in the second quarter 2015.
-	Gain from sale of Light Instruments (dental laser subsidiary) of $1.5 million.
-	Legal settlements and related fees of $0.0, compared to $1.4 million in the second quarter 2015.
-	Tax benefit of $0.3 million, compared to $0.4 million in the second quarter 2015.

GAAP Financial Highlights for the Second Quarter Ended June 30, 2016:

Gross Margin for the second quarter 2016 was 51.6%, compared to 52.4% in the second quarter 2015.

Operating Income/Loss for the second quarter 2016 was positive operating income of $1.9 million, compared to an operating loss of $(0.2) million in the second quarter 2015.

Net Income/Loss and Earnings/Loss per Share in the second quarter 2016 was net positive income of $1.0 million, or earnings of $0.03 per share, compared to a net loss of $(0.3) million, or loss of $(0.01) per share, in the second quarter 2015.

Cash Position As of June 30, 2016, the Company’s overall cash position, including cash and cash equivalents, short-term bank deposits and marketable securities, grew to $76.7 million from $72.1 million as of March 31, 2016.

Use of Non-GAAP Measures:
This press release provides financial measures for gross margin, operating income (loss), net income (loss) and earnings (loss) per share, which exclude expenses related to stock-based compensation expense, amortization of acquired intangible assets, fair value adjustment to investment in Illuminage Beauty JV, re-measurement of contingent consideration fair value, legal settlements and related fees, gain from sale of Light Instruments, and tax benefit, and are therefore not calculated in accordance with Generally Accepted Accounting Principles (GAAP).

Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance because it reflects our ongoing operational results, operating income (loss), net income (loss) and earnings (loss) per share, and exclude the impact of non-recurring, unusual items or trends that are not considered core influences on the results of operations, financial position or cash flows. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for or superior to the financial information prepared and presented in accordance with GAAP. Management uses non-GAAP measures to make operational and investment decisions and to evaluate the Company's performance and, therefore, believes it important to make these non-GAAP adjustments available to investors. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

Conference Call:
Syneron management will host its second quarter 2016 earnings conference call today at 8:30 a.m. ET. Syneron will be broadcasting live via the Investor Relations section of its website, www.investors.syneron.com. To access the call, enter the Syneron Investor Relations website, then click on the webcast link “Q2 2016 Results Webcast.”

Participants are encouraged to log on at least 15 minutes prior to the conference call in order to download the applicable audio software. The call can be heard live or with an on-line replay which will follow. Those interested in participating in the call and the question and answer session should dial 877-280-2296 in the U.S., and 1-212-444-0412 from outside of the U.S. The conference pass code is: 9768954.

About Syneron Medical:
Syneron Medical is a leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint.  The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, tattoo removal, improving the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company has a wide portfolio of trusted, leading products sold under the Syneron and Candela brand names, including UltraShape, VelaShape, CO2RE, CO2RE Intima, GentleLase, VBeam Perfecta, PicoWay, Profound and elos Plus.

Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical are located in Israel. Syneron Medical also has R&D and manufacturing operations in the U.S.  The company markets, services and supports its products in 86 countries.  It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

For additional information, please visit http://www.syneron-candela.com.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
Any statements contained in this document regarding future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Further, any statements that are not statements of historical fact (including statements containing “believes,” “anticipates,” “plans,” “expects,” “may,” “will,” “would,” “intends,” “estimates” and similar expressions) should also be considered to be forward-looking statements.

Forward-looking statements in this press release include Mr. Meridor’s statement that the advanced features and performance of UltraShape Power will drive increased adoption and utilization, as well as the statement that the new 785nm wavelength for PicoWay will be a growth driver in the second half of 2016. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the risks associated with the successful build-out of our North American sales force and its ability to enable us to generate more North American revenue and improve margins, the market acceptance of our new products, including UltraShape and PicoWay products, and the continued growth in the APAC region, as well as those risks set forth in Syneron Medical Ltd.’s most recent Annual Report on Form 20-F, and the other factors described in the filings that Syneron Medical Ltd. makes with the SEC from time to time.  If one or more of these factors materialize, or if any underlying assumptions prove incorrect, Syneron Medical Ltd.’s actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

In addition, the statements in this document reflect the expectations and beliefs of Syneron Medical Ltd. as of the date of this document.  While Syneron Medical Ltd. may elect to update these forward-looking statements publicly in the future, it specifically disclaims any obligation to do so.  These forward-looking statements should not be relied upon as representing Syneron Medical Ltd.’s views as of any date after the date of this document.

Syneron, the Syneron logo, UltraShape, eMatrix and elos are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. The elos (Electro-Optical Synergy) technology is a proprietary technology of Syneron Medical Ltd. All other names are the property of their respective owners.

Syneron Contacts:

Hugo Goldman, Chief Financial Officer, Syneron Medical
+972-73-2442200
Email: hugo.goldman@syneron.com

Zack Kubow, The Ruth Group
646-536-7020
Email: zkubow@theruthgroup.com

Syneron Medical Ltd.
Unaudited Condensed Consolidated Statements of Operations
(in thousands, except per share data)

	For the three-months ended		For the six-months ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015

Revenues	$74,967	$73,507	$143,663	$136,884
Cost of revenues	36,319	34,960	69,400	65,674

Gross profit	38,648	38,547	74,263	71,210
Operating expenses:
Sales and marketing	23,514	24,718	46,221	46,164
General and administrative	6,941	8,495	14,439	15,210
Research and development	5,825	6,155	11,539	11,814
Other (income) expenses, net	506	(630)	506	(574)

Total operating expenses	36,786	38,738	72,705	72,614

Operating income (loss)	1,862	(191)	1,558	(1,404)

Financial income, net	185	410	270	5

Income (loss) before taxes on income	2,047	219	1,828	(1,399)

Taxes on income	1,065	509	1,337	381

Net income (loss)	$982	$(290)	$491	$(1,780)

Income (loss) per share:

Basic
Net income (loss) per share	$0.03	$(0.01)	$0.01	$(0.05)

Diluted
Net income (loss) per share	$0.03	$(0.01)	$0.01	$(0.05)

Weighted average shares outstanding:
Basic	35,275	36,519	34,777	36,620

Diluted	35,451	36,519	34,953	36,620

Syneron Medical Ltd.
Unaudited Condensed Consolidated Balance Sheets
(in thousands)

	June 30,	December 31,
	2016	2015

Assets

Current assets:
Cash and cash equivalents	$48,056	$56,330
Short-term bank deposits	339	357
Available-for-sale marketable securities	19,957	14,274
Trade receivable, net	54,872	53,423
Other accounts receivables and prepaid expenses	17,488	12,438
Inventories	47,925	49,352

Total current assets	188,637	186,174

Long-term assets:
Severance pay fund	508	509
Long-term deposits and others	274	292
Long-term available-for-sale marketable securities	8,316	15,695
Investment in affiliated company	19,800	19,800
Property and equipment, net	12,071	9,823
Deferred taxes	20,968	20,363
Intangible assets, net	10,500	12,694
Goodwill	18,257	21,442

Total long-term assets	90,694	100,618

Total assets	$279,331	$286,792

Liabilities and Stockholders' Equity

Current liabilities:
Accounts payable	$17,497	$23,045
Deferred revenues	13,627	12,481
Other accounts payable and accrued expenses	35,218	36,316

Total current liabilities	66,342	71,842

Long-term liabilities:
Contingent consideration liability	878	878
Deferred revenues	3,183	3,395
Warranty accruals	944	861
Accrued severance pay	600	603

Total long-term liabilities	5,605	5,737

Stockholders' equity:	207,384	209,213

Total liabilities and stockholders' equity	$279,331	$286,792

Syneron Medical Ltd.
 Unaudited Condensed Consolidated Statements of Cash Flows
(in thousands)

	For the six-months ended
	June 30,	June 30,
	2016	2015
Cash flows from operating activities:
Net income (loss)	$491	$(1,780)
Adjustments to reconcile net income (loss) to net cash used by operating activities:
Share-based compensation	1,778	1,831
Depreciation and amortization	4,004	4,446
Realized loss, changes in accrued interest and amortization of premium (discount) on marketable securities	432	347
FMV adjustment to investment in Illuminage Beauty JV	1,960	(630)
Revaluation of contingent liability	-	56
Gain from sale of a subsidiary	(1,454)	-
Changes in operating assets and liabilities:
Trade receivable, net	(1,467)	(9,217)
Inventories	(295)	(8,963)
Other accounts receivables and prepaid expenses	782	(478)
Deferred taxes	(423)	(792)
Accounts payable	(6,073)	3,678
Deferred revenues	(1,725)	1,197
Accrued warranty accruals	2,287	622
Other accounts payable and accrued expenses	(2,636)	(1,322)

Net cash used in operating activities	(2,339)	(11,005)

Cash flows from investing activities:
Purchases of property and equipment	(2,100)	(2,563)
Purchases of intangible asset	(150)	-
Proceeds from the sale or maturity of marketable securities	18,334	18,692
Purchase of marketable securities	(16,996)	(16,211)
Proceeds from short-term bank deposits, net	18	1,052
Sale of a subsidiary	(588)	-
Other investing activities	13	(43)

Net cash provided by (used in) investing activities	(1,469)	927

Cash flows from financing activities:
Acquisition of shares held by non-controlling interest	(1,088)	-
Repurchase of shares from shareholders	(3,925)	(4,521)
Proceeds from exercise of stock options	-	977

Net cash used in financing activities	(5,013)	(3,544)

Effect of exchange rates on cash and cash equivalents	547	(711)

Decrease in cash and cash equivalents	(8,274)	(14,333)

Cash and cash equivalents at beginning of period	56,330	57,189

Cash and cash equivalents at end of period	$48,056	$42,856

Syneron Medical Ltd.
Unaudited Non-GAAP Financial Measures and Reconciliation
(in thousands, except per share data)

	For the three-months ended		For the six-months ended
	June 30,	June 30,	June 30,	June 30,
	2016	2015	2016	2015

GAAP gross profit	$38,648	$38,547	$74,263	$71,210

Stock-based compensation	19	50	66	100
Amortization of intangible assets	901	1,011	1,801	2,020

Non-GAAP gross profit	$39,568	$39,608	$76,130	$73,330

GAAP operating income (loss)	$1,862	$(191)	$1,558	$(1,404)

Stock-based compensation	845	902	1,778	1,831
Amortization of intangible assets	1,172	1,468	2,344	2,948
FMV adjustment to investment in Illuminage Beauty JV	1,960	(630)	1,960	(630)
Remeasurement of contingent consideration	-	-	-	56
Legal settlements and related fees	-	1,396	-	1,396
Gain from sale of Light Instruments	(1,454)	-	(1,454)	-

Non-GAAP operating income	$4,385	$2,945	$6,186	$4,197

GAAP net income (loss)	$982	$(290)	$491	$(1,780)

Stock-based compensation	845	902	1,778	1,831
Amortization of intangible assets	1,172	1,468	2,344	2,948
FMV adjustment to investment in Illuminage Beauty JV	1,960	(630)	1,960	(630)
Remeasurement of contingent consideration	-	-	-	56
Legal settlements and related fees	-	1,396	-	1,396
Gain from sale of Light Instruments	(1,454)	-	(1,454)	-
Tax benefit	(298)	(390)	(596)	(781)

Non-GAAP net income	$3,207	$2,456	$4,523	$3,040

Income (Loss) per share:
Basic
GAAP net income (loss) per share	$0.03	$(0.01)	$0.01	$(0.05)

Stock-based compensation	0.02	0.03	0.05	0.05
Amortization of intangible assets	0.03	0.04	0.07	0.08
FMV adjustment to investment in Illuminage Beauty JV	0.06	(0.02)	0.06	(0.02)
Remeasurement of contingent consideration	-	-	-	-
Legal settlements and related fees	-	0.04	-	0.04
Gain from sale of Light Instruments	(0.04)	-	(0.04)	-
Tax benefit	(0.01)	(0.01)	(0.02)	(0.02)

Non-GAAP net income per share	$0.09	$0.07	$0.13	$0.08

Diluted
GAAP net income (loss) per share	$0.03	$(0.01)	$0.01	$(0.05)

Stock-based compensation	0.02	0.03	0.05	0.05
Amortization of intangible assets	0.03	0.04	0.07	0.08
FMV adjustment to investment in Illuminage Beauty JV	0.06	(0.02)	0.06	(0.02)
Remeasurement of contingent consideration	-	-	-	0.00
Legal settlements and related fees	-	0.04	-	0.04
Gain from sale of Light Instruments	(0.04)	-	(0.04)	-
Tax benefit	(0.01)	(0.01)	(0.02)	(0.02)

Non-GAAP net income per share	$0.09	$0.07	$0.13	$0.08

Weighted average shares outstanding:

Basic	35,275	36,519	34,777	36,620

Diluted	35,470	37,283	34,979	37,297

Syneron Medical Ltd.
Unaudited Non-GAAP Condensed Consolidated Statements of Operations
on a Pro Forma Basis, Excluding Light Instruments
(in thousands, except per share data)

	MAR-2015	JUN-2015	SEP-2015	DEC-2015	MAR-2016	JUN-2016
	First Quarter 2015	Second Quarter 2015	Third Quarter 2015	Fourth Quarter 2015	First Quarter 2016	Second Quarter 2016

Revenues	$62,617	$72,668	$61,575	$78,048	$67,991	$74,723
Cost of revenues	29,121	33,526	26,423	33,508	31,590	35,153

Gross profit	33,496	39,142	35,152	44,540	36,401	39,570

Operating expenses:
Sales and marketing	20,533	23,820	23,065	26,392	22,072	22,932
General and administrative	6,400	6,380	5,324	7,179	6,901	6,381
Research and development	5,531	5,908	5,389	7,490	5,362	5,689

Total operating expenses	32,464	36,108	33,778	41,061	34,335	35,002

Operating income	1,032	3,034	1,374	3,479	2,066	4,568
Financial income (expenses), net	(195)	418	(14)	14	70	199

Income before taxes on income	837	3,452	1,360	3,493	2,136	4,767

Taxes on income	262	900	320	558	570	1,363

Net income	$575	$2,552	$1,040	$2,935	$1,566	$3,404

Income per share:

Diluted
Net income per share	$0.02	$0.07	$0.03	$0.07	$0.04	$0.10

Weighted average shares outstanding:
Diluted	37,328	37,283	36,672	36,051	35,021	35,470

Syneron Medical Ltd
Unaudited Non-GAAP Condensed Consolidated Statements of Operations
on a Pro Forma Basis, Excluding Light Instruments
(in thousands, except per share data)

	For the three-months ended June 30, 2016			For the six-months ended June 30, 2016
	Non-GAAP	Deconsolidate LI	Pro Forma Basis, Excluding LI	Non-GAAP	Deconsolidate LI	Pro Forma Basis, Excluding LI

Revenues	$74,967	$244	$74,723	$143,664	$949	$142,715
Cost of revenues	35,399	246	35,153	67,534	789	66,745

Gross profit (loss)	39,568	(2)	39,570	76,130	160	75,970

Operating expenses:
Sales and marketing	22,969	37	22,932	45,094	90	45,004
General and administrative	6,458	77	6,381	13,462	179	13,283
Research and development	5,756	67	5,689	11,388	336	11,052

Total operating expenses	35,183	181	35,002	69,944	605	69,339

Operating income (loss)	4,385	(183)	4,568	6,186	(445)	6,631
Financial income (expenses), net	185	(14)	199	270	(1)	271

Income (loss) before taxes on income	4,570	(197)	4,767	6,456	(446)	6,902

Taxes on income	1,363	-	1,363	1,933	-	1,933

Net income, (loss)	$3,207	$(197)	$3,404	$4,523	$(446)	$4,969

Income per share:

Diluted
Net income (loss) per share	$0.09	$(0.01)	$0.10	$0.13	$(0.01)	$0.14

Weighted average shares outstanding:
Diluted	35,470	35,470	35,470	34,979	34,979	34,979